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CHELSEA M. CHILDS chelsea.childs@dechert.com +1 617 728 7128 Direct +1 617 275 8419 Fax

September 16, 2015

VIA EDGAR

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-206459

Dear Mr. Parachkevov:

This letter responds to the comments provided to me and Matthew Barsamian on our September 11, 2015 telephone conference, with respect to your review of the combined information statement/prospectus on Form N-14 (the “Combined Information Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs BRIC Fund (Brazil, Russia, India, China) (the “Acquired Fund”) with and into the Goldman Sachs Emerging Markets Equity Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced your comments below, followed by the Funds’ responses. Undefined capitalized terms used below have the same meaning as given in the Combined Information Statement/Prospectus.

INFORMATION STATEMENT/PROSPECTUS (Part A)

1.	Comment: In the “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Surviving Fund, and how do they compare with the fees paid by the Acquired Fund” section, please explain the meaning of the term “effective” as it is used to describe the Funds’ management fees.

Response: The Funds have incorporated this comment.

2.	Comment: In the “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Surviving Fund, and how do they compare with the fees paid by the Acquired Fund” and “Reasons for the Reorganizations and Board Considerations” sections, please clarify whether shareholders of the Acquired Fund are expected to be subject to a lower net expense ratio as a result of the Reorganization, as this is inconsistent with the pro forma net expense ratios for the Acquired Fund and the Combined Fund in the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section.

Response: The Funds have reviewed and revised the pro forma figures presented in the “Summary – The Funds’ Fees and Expenses” section and confirm that shareholders of the Acquired Fund are expected to be subject to a lower net expense ratio as a result of the Reorganization.

3.	Comment: The “Summary – Comparison of the Acquired Fund with the Surviving Fund” section discloses that the Surviving Fund defines an “emerging country issuer” to include a company that “[h]as a class of its securities whose principal securities market is in an emerging country; [i]s organized under the laws of, or has a principal office in, an emerging country; [d]erives 50% or more of its total revenue from goods produced, sales made or services provided in one or more emerging countries; or [m]aintains 50% or more of its assets in one or more emerging countries.” Please discuss supplementally the Surviving Fund’s basis for determining whether an issuer is an emerging country issuer, and confirm whether the Surviving Fund’s investments may be deemed to be issued by an emerging country issuer solely on the basis of the issuer being organized under the laws of a particular jurisdiction.

Response: The Funds note that many mutual funds define emerging country issuers to include those that, among other attributes, are organized under the laws of an emerging country. In addition, as originally proposed by the SEC, Rule 35d-1 of the Investment Company Act of 1940 would have required investment companies with terms such as “emerging market” in their name to invest in securities that met one of three criteria specified in the Rule, one of which was that the investment would have to be in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”1 The Funds believe that an issuer that is organized under the laws of an emerging country is exposed to the economic fortunes and risks of that emerging country because the issuer will ordinarily be subject to laws and regulations of economic effect of the emerging country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer. However, as a general matter, the Funds expect that an issuer would not likely be deemed to be an emerging country issuer solely by reason of the issuer being organized under the laws of an emerging country.

[1]	See Investment Company Names, Rel. No. IC- 22530 (Feb. 27, 1997).

4.	Comment: The “Summary – Comparison of the Acquired Fund with the Surviving Fund” section discloses that the Surviving Fund may invest in fixed income securities issued by private emerging country issuers. Please describe in your response whether the Fund’s investments in these securities are considered “illiquid” for purposes of the Fund’s 15% limitation on illiquid investments.

Response: The Fund acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirms its intention to comply with this restriction. To the extent the Fund invests in securities of private issuers, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

5.	Comment: In the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section, please identify the Surviving Fund’s name in the heading labeled “Combined Fund.”

Response: The Funds have incorporated this comment.

6.	Comment: Please remove footnote 2 to the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section, as it is neither permitted nor required by Form N-1A.

Response: The Surviving Fund will incorporate this comment in the next update to its registration statement on Form N-1A.

7.	Comment: Please move the text of footnote 5 to the end of footnote 3 to the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section, as it is not required by Form N1-A.

Response: The Surviving Fund will incorporate this comment in the next update to its registration statement on Form N-1A.

8.	Comment: In footnote 3 to the fee and expense tables in the “Summary – The Funds’ Fees and Expenses” section and in the “Additional Information about the Funds – Investment Adviser” section, please confirm that the dates through which the management fee waiver will be in effect are the same as those listed in the prospectus.

Response: The Funds have incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

9.	Comment: In the “Pro Forma Combined Schedule of Investments for the Goldman Sachs BRIC Fund and Goldman Sachs Emerging Markets Equity Fund” table, please reflect any adjustments relating to the expected realized capital gains for the Acquired Fund.

Response: The Funds have incorporated this comment.

10.	Comment: In the “Pro Forma Combined Schedule of Investments for the Goldman Sachs BRIC Fund and Goldman Sachs Emerging Markets Equity Fund” table, please identify which securities will be sold in connection with the Reorganization.

Response: The Funds have incorporated this comment.

11.	Comment: Please consider whether it is appropriate to include Class R6 Shares in the pro forma financial statements given that the class was not in operation during the periods shown in the tables, and explain the Funds’ basis for determining the Class R6 Shares’ net asset value (“NAV”).

Response: The Funds note that the pro forma financial statements are intended to reflect what the Combined Fund’s financial statements would look like had the Reorganization been consummated prior to the reporting period. Because the Combined Fund will include Class R6 Shares, the Funds believe it is appropriate to account for that share class in the pro forma financial statements. The Funds further note that the NAV of the Class R6 Shares has been estimated by reference to the Combined Fund’s Institutional Share Class, which is most similar to Class R6 with respect to fee structure and expenses.

OTHER

12.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*                    *                     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7128 if you wish to discuss this correspondence further.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Andrew Murphy, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

September 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-206459

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Chelsea M. Childs of Dechert LLP at 617.728.7128.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Trust

Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Chelsea M. Childs, Dechert LLP